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Attention:	Justin Dobbie, Legal Branch Chief
Donald E. Field
Linda Cvrkel, Accounting Branch Chief
Heather Clark

Re:	Virgin America Inc.
Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-197660)
CIK No. 1614436

Ladies and Gentlemen:

On September 8, 2014, in connection with the filing of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 of Virgin America Inc. (the “Company”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2014, we delivered to the staff of the Commission (the “Staff”), on behalf of the Company, a letter (the “Comment Response Letter”) that set forth the Company’s responses to comments received by email on August 22, 2014 from the Staff.

In response to Comment 5 received from the Staff, the Company noted that comparisons of the Company’s PRASM, RASM and CASM with those of other carriers are based on U.S. Department of Transportation data that is publicly available and other data that is disclosed in press releases and/or SEC filings made by each of the 11 other largest U.S. mainline carriers: Alaska Airlines, Allegiant Travel Company, American Airlines, Delta Air Lines, Frontier Airlines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines, United Airlines and U.S. Airways. In connection with this response, the Company provided to the Staff the support for the PRASM, RASM, and CASM comparisons used in the Amendment as a supplement under separate cover. For the Staff’s convenience, the Company has attached the previously delivered support to this letter as Appendix A.

September 18, 2014

As indicated in the Comment Response Letter, and is common within the industry, the Company has made adjustments to the consolidated RASM and CASM reported to the U.S. Department of Transportation or otherwise made publicly available by each of the 11 largest U.S.-based carriers to make comparing these metrics more meaningful for an investor. While there are a number of factors that can impact the difference in an airline’s RASM in different markets, generally there is a high negative correlation between PRASM and the average length of a passenger’s trip (referred to as passenger-weighted length of haul). The Company has adjusted the consolidated RASM reported by each airline based on each airline’s calculated average passenger-weighted length of haul to facilitate an industry-wide comparison of RASM between airlines that is more meaningful for an investor. Likewise, CASM has a high negative correlation to the average distance each seat is flown (referred to as seat-weighted stage length), and the Company has similarly adjusted industry-wide comparisons of CASM for differences in seat-weighted stage length.

We hope the foregoing is helpful in your review of the Comment Response Letter. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc.
Peter D. Hunt, Virgin America Inc.
John J. Varley, Virgin America Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP

Appendix A

Consolidated RASM (unadjusted)

	IATA Code	2013 RASM	2012 RASM	Year over Year Change
Alaska Airlines	AS	14.74	14.82	-0.5%
Allegiant Air	G4	12.23	12.14	0.7%
American Airlines	AA	15.33	14.95	2.5%
Delta Air Lines	DL	18.48	18.25	1.2%
Frontier Airlines	F9	12.41	12.04	3.1%
Hawaiian Airlines	HA	12.84	13.36	-3.9%
JetBlue Airways	B6	12.71	12.43	2.3%
Southwest Airlines	WN	13.58	13.34	1.8%
Spirit Airlines	NK	11.94	11.62	2.8%
United Airlines	UA	15.60	14.93	4.5%
US Airways	US	15.95	15.57	2.4%
Virgin America	VX	11.64	10.65	9.3%

Ranked by Year over Year Change

1	Virgin America	9.3%
2	United Airlines	4.5%
3	Frontier Airlines	3.1%
4	Spirit Airlines	2.8%
5	American Airlines	2.5%
6	US Airways	2.4%
7	JetBlue Airways	2.3%
8	Southwest Airlines	1.8%
9	Delta Air Lines	1.2%
10	Allegiant Air	0.7%
11	Alaska Airlines	-0.5%
12	Hawaiian Airlines	-3.9%

Sources:

•	RASM for all carriers except Virgin America, Frontier Airlines and Delta Air Lines: 2013 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

•	Total Operating Revenue for Delta Air Lines (used to calculate RASM): Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

•	ASMs for Delta Air Lines (used to calculate RASM): Airline Operational Cost Analysis Report on U.S. DOT Form 41, as filed with the U.S. Department of Transportation.

•	RASM for Virgin America: Amendment No. 2 to Form S-1 Registration Statement (333-197660), as filed with the Securities and Exchange Commission.

•	Total Operating Revenue and ASMs for Frontier Airlines (used to calculate RASM): Airline Operational Cost Analysis Report on U.S. DOT Form 41, as filed with the U.S. Department of Transportation.

September 18, 2014

Length of Haul Adjusted RASM Data

		Adjusted length of haul:		1,000

		2013
		RASM	Length of Haul	S-L Adj. RASM	2013 S-L Adj. RASM Rank
Alaska Airlines	AS	13.74 ¢	1,326	15.82 ¢	1	Delta Air Lines	18.97 ¢
Allegiant Air	G4	10.61 ¢	985	10.53 ¢	2	United Airlines	17.60 ¢
American Airlines	AA	13.43 ¢	1,476	16.32 ¢	3	Hawaiian Airlines	16.57 ¢
Delta Air Lines	DL	15.96 ¢	1,413	18.97 ¢	4	American Airlines	16.32 ¢
Frontier Airlines	F9	12.25 ¢	1,000	12.25 ¢	5	Alaska Airlines	15.82 ¢
Hawaiian Airlines	HA	14.13 ¢	1,377	16.57 ¢	6	US Airways	15.17 ¢
JetBlue Airways	B6	12.00 ¢	1,176	13.02 ¢	7	Virgin America	14.30 ¢
Southwest Airlines	WN	13.64 ¢	966	13.41 ¢	8	Southwest Airlines	13.41 ¢
Spirit Airlines	NK	11.99 ¢	967	11.78 ¢	9	JetBlue Airways	13.02 ¢
United Airlines	UA	12.59 ¢	1,955	17.60 ¢	10	Frontier Airlines	12.25 ¢
US Airways	US	14.11 ¢	1,156	15.17 ¢	11	Spirit Airlines	11.78 ¢
Virgin America	VX	11.49 ¢	1,551	14.30 ¢	12	Allegiant Air	10.53 ¢

					Unweighted Averages
						Legacy carriers	17.02 ¢	19%
						LCC	12.20 ¢	-15%

Weighted Averages					Weighted Averages
Legacy		14.06 ¢	1,527	17.37 ¢		Legacy carriers	17.37 ¢	21%
LCC		13.04 ¢	1,007	13.09 ¢		LCC	13.09 ¢	-9%

Legacy carriers include American Airlines, Delta Air Lines, United Airlines and US Airways.

LCCs include Allegiant Air, Frontier Airlines, JetBlue Airways, Southwest Airlines and Spirit Airlines.

Length of haul adjusted RASM is calculated by multiplying RASM by a quotient, the numerator of which is the square root of the carrier’s length of haul and the denominator of which is the square root of the common length of haul (1,000 miles).

Notes on RASM

•	Source: Airline Operational Cost Analysis Report on U.S. DOT Form 41, as filed with the U.S. Department of Transportation.

•	Data for Southwest Airlines include the combined results for Southwest Airlines and AirTran.

Notes on Length of Haul

•	For RASM comparisons, length of haul being utilized is a passenger-weighted distance, or the average of the individual distances flown by the carrier’s passengers.

•	Sources:

•	All carriers except for Virgin America, Frontier Airlines and Delta Air Lines: 2013 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

•	Virgin America: Amendment No. 2 to Form S-1 Registration Statement (333-197660), as filed with the Securities and Exchange Commission.

•	Frontier Airlines: Airline Operational Cost Analysis Report on U.S. DOT Form 41, as filed with the U.S. Department of Transportation.

•	Delta Air Lines: U.S. Department of Transportation Airline Origin and Destination Survey (DB1B).

•	Data for Frontier Airlines include mainline and regional data. Data for all other carriers include only mainline data.

•	Data for all carriers represent total system length of haul, which includes international flights for carriers with international operations.

September 18, 2014

Stage-Length Adjusted CASM Data

		2013
		CASM	Stage Length	Int. Exp. per ASM	S-L Adj. CASM	2013 S-L Adj. CASM Rank
Alaska Airlines	AS	11.69 ¢	1,181	0.16 ¢	12.86 ¢	1	Spirit Airlines	9.81 ¢
Allegiant Air	G4	10.33 ¢	975	0.04 ¢	10.24 ¢	2	Allegiant Air	10.24 ¢
American Airlines	AA	13.71 ¢	1,443	0.57 ¢	17.04 ¢	3	Southwest Airlines	10.73 ¢
Delta Air Lines	DL	15.16 ¢	1,398	0.60 ¢	18.52 ¢	4	Frontier Airlines	11.80 ¢
Frontier Airlines	F9	12.25 ¢	916	0.08 ¢	11.80 ¢	5	Alaska Airlines	12.86 ¢
Hawaiian Airlines	HA	12.17 ¢	1,374	0.38 ¢	14.65 ¢	6	JetBlue Airways	12.87 ¢
JetBlue Airways	B6	11.76 ¢	1,152	0.25 ¢	12.87 ¢	7	Virgin America	13.32 ¢
Southwest Airlines	WN	12.66 ¢	711	0.06 ¢	10.73 ¢	8	Hawaiian Airlines	14.65 ¢
Spirit Airlines	NK	10.01 ¢	960	0.00 ¢	09.81 ¢	9	US Airways	15.25 ¢
United Airlines	UA	13.72 ¢	1,934	0.07 ¢	19.14 ¢	10	American Airlines	17.04 ¢
US Airways	US	13.75 ¢	1,122	0.68 ¢	15.25 ¢	11	Delta Air Lines	18.52 ¢
Virgin America	VX	10.91 ¢	1,490	0.00 ¢	13.32 ¢	12	United Airlines	19.14 ¢

						Unweighted Averages
							Legacy	17.49 ¢	31%
							LCC	11.09 ¢	-17%

Weighted Averages						Weighted Averages
Legacy		14.16 ¢	1,501	0.45	17.80 ¢		Legacy	17.80 ¢	34%
LCC		12.21 ¢	807	0.09	11.06 ¢		LCC	11.06 ¢	-17%

Legacy carriers include American Airlines, Delta Air Lines, United Airlines and US Airways.

LCCs include Allegiant Air, Frontier Airlines, JetBlue Airways, Southwest Airlines and Spirit Airlines.

Stage-length adjusted CASM is calculated by multiplying CASM by a quotient, the numerator of which is the square root of the carrier’s stage length and the denominator of which is the square root of the common stage length (1,000 miles).

Because Virgin America’s CASM includes aircraft rent, interest expense per ASM for interest associated with aircraft has been added to the stage-length adjusted CASM of each other carrier where appropriate.

Notes on CASM

•	Sources:

•	All CASM data: Airline Operational Cost Analysis Report on U.S. DOT Form 41, as filed with the U.S. Department of Transportation.

•	Interest expense per ASM: Frontier Airlines: 2012 Annual Report on Form 10-K of Republic Airways (previous parent), as filed with the Securities and Exchange Commission, adjusted to date based on number of aircraft.

•	Interest expense per ASM: All other carriers: 2013 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

•	Data for Southwest Airlines include the combined results for Southwest Airlines and AirTran.

Notes on Stage Length

•	For CASM comparisons, stage length being utilized is a seat-weighted distance, or the average of the distances flown by each seat divided by total seats flown.

•	Source: Airline Operational Cost Analysis Report on U.S. DOT Form 41, as filed with the U.S. Department of Transportation.

•	Data for all carriers represent total system mainline stage length, which includes international flights for carriers with international operations.

•	Data for Southwest Airlines includes the combined results for Southwest Airlines and AirTran for 2013.

Q4 2013 PRASM Comparisons

Data for all airlines other than Virgin America sourced from U.S. Department of Transportation Airline Origin and Destination Survey (DB1B).

Comparison with Legacy Carriers and LCCs

					Other Carrier Data			Virgin America Data			Virgin America / Industry
Routes	Available Seat Miles (ASM)	Passenger Revenue (PR)	Passengers (Pax)	Revenue Passenger Miles (RPM)	Load Factor (RPM/ASM)	Fare (TR/Pax)	PRASM (PR/ASM)	Load Factor (RPM/ASM)	Fare (TR/Pax)	PRASM (PR/ASM)	Load Factor	Fare	PRASM
BOSLAX	2,959,434	22,646,632	974	2,542,174	86%	$233	$0.0765	84%	$298	$0.0953	97%	128%	125%
BOSSFO	3,940,015	34,884,220	1,289	3,485,698	88%	$271	$0.0885	87%	$313	$0.1011	99%	116%	114%
IADLAX	3,864,975	33,516,934	1,398	3,199,041	83%	$240	$0.0867	77%	$259	$0.0873	93%	108%	101%
IADSFO	3,488,592	32,233,780	1,235	2,987,639	86%	$261	$0.0924	76%	$284	$0.0896	89%	109%	97%
DCASFO	306,479	3,068,653	112	274,413	90%	$273	$0.1001	75%	$321	$0.0988	84%	118%	99%
JFKLAS	3,565,337	28,631,502	1,264	2,840,709	80%	$227	$0.0803	77%	$236	$0.0809	97%	104%	101%
JFKLAX	10,658,756	92,137,518	3,691	9,134,021	86%	$250	$0.0864	85%	$307	$0.1059	100%	123%	123%
JFKSFO	7,991,558	70,168,807	2,631	6,803,562	85%	$267	$0.0878	88%	$294	$0.0997	103%	110%	114%
EWRLAX	4,624,149	39,129,929	1,564	3,838,829	83%	$250	$0.0846	74%	$291	$0.0883	90%	116%	104%
EWRSFO	5,284,005	45,460,992	1,684	4,318,737	82%	$270	$0.0860	70%	$284	$0.0772	85%	105%	90%
LAXPHL	2,392,586	19,089,970	866	2,078,711	87%	$220	$0.0798	67%	$252	$0.0704	77%	114%	88%
PHLSFO	2,790,473	22,466,964	959	2,416,391	87%	$234	$0.0805	78%	$272	$0.0839	90%	116%	104%
DFWLAX	3,911,276	41,615,360	2,721	3,360,945	86%	$153	$0.1064	78%	$183	$0.1153	91%	120%	108%
DFWSFO	2,880,535	27,612,402	1,644	2,406,475	84%	$168	$0.0959	74%	$193	$0.0977	89%	115%	102%
AUSSFO	862,664	9,275,137	489	736,052	85%	$190	$0.1075	77%	$174	$0.0900	91%	92%	84%
LAXORD	5,947,266	54,408,713	3,017	5,265,137	89%	$180	$0.0915	79%	$208	$0.0938	89%	115%	103%
ORDSFO	6,027,356	55,205,090	2,857	5,273,874	87%	$193	$0.0916	73%	$210	$0.0833	84%	109%	91%
FLLLAX	973,220	6,319,378	372	870,230	89%	$170	$0.0649	85%	$248	$0.0903	95%	146%	139%
FLLSFO	995,705	6,614,870	322	830,704	83%	$206	$0.0664	82%	$264	$0.0838	98%	128%	126%
LAXMCO	1,853,588	16,380,409	723	1,602,116	86%	$227	$0.0884	88%	$218	$0.0866	102%	96%	98%
LAXSJC	677,951	14,050,079	1,609	495,434	73%	$87	$0.2072	52%	$82	$0.1370	71%	93%	66%
LAXSFO	1,731,203	34,326,991	3,822	1,288,016	74%	$90	$0.1983	80%	$100	$0.2372	107%	111%	120%
LASSFO	895,432	16,748,902	1,683	696,665	78%	$100	$0.1870	75%	$119	$0.2141	96%	119%	114%
LASLAX	976,202	22,923,506	3,028	714,534	73%	$76	$0.2348	63%	$87	$0.2293	85%	114%	98%
PSPSFO	194,931	4,085,676	389	163,670	84%	$105	$0.2096	61%	$137	$0.1965	72%	130%	94%
SANSFO	954,351	16,288,663	1,620	723,985	76%	$101	$0.1707	70%	$108	$0.1682	92%	107%	99%
SEASFO	1,438,231	21,945,492	1,830	1,242,630	86%	$120	$0.1526	76%	$124	$0.1396	88%	103%	91%
LAXSEA	2,133,188	24,287,506	1,917	1,828,958	86%	$127	$0.1139	74%	$131	$0.1011	86%	104%	89%
PDXSFO	891,215	12,629,513	1,281	704,277	79%	$99	$0.1417	66%	$95	$0.1130	83%	96%	80%

September 18, 2014

Comparison with LCCs

					Other Carrier Data			Virgin America Data			Virgin America / Industry
Routes	Available Seat Miles (ASM)	Passenger Revenue (PR)	Passengers (Pax)	Revenue Passenger Miles (RPM)	Load Factor (RPM/ASM)	Fare (TR/Pax)	PRASM (PR/ASM)	Load Factor (RPM/ASM)	Fare (TR/Pax)	PRASM (PR/ASM)	Load Factor	Fare	PRASM
BOSLAX	1,091,580	7,533,839	346	902,759	83%	$218	$0.0690	84%	$298	$0.0953	101%	137%	138%
BOSSFO	1,177,101	8,820,332	375	1,012,751	86%	$235	$0.0749	87%	$313	$0.1011	101%	133%	135%
DFWLAX	240,177	1,377,903	162	200,177	83%	$85	$0.0574	78%	$183	$0.1153	93%	215%	201%
AUSSFO	227,299	1,792,415	114	171,545	75%	$157	$0.0789	77%	$174	$0.0900	103%	111%	114%
FLLLAX	973,220	6,319,378	372	870,230	89%	$170	$0.0649	85%	$248	$0.0903	95%	146%	139%
FLLSFO	727,695	4,694,774	233	601,731	83%	$202	$0.0645	82%	$264	$0.0838	99%	131%	130%
JFKLAS	1,111,537	8,499,139	413	927,524	83%	$206	$0.0765	77%	$236	$0.0809	93%	114%	106%
JFKLAX	1,831,602	13,457,263	627	1,552,599	85%	$215	$0.0735	85%	$307	$0.1059	101%	143%	144%
JFKSFO	1,076,880	7,765,155	364	940,518	87%	$214	$0.0721	88%	$294	$0.0997	100%	138%	138%
LASLAX	445,167	9,019,105	1,329	313,630	70%	$68	$0.2026	63%	$87	$0.2293	89%	127%	113%
LASSFO	362,742	6,149,475	676	279,731	77%	$91	$0.1695	75%	$119	$0.2141	97%	130%	126%
LAXORD	350,529	2,040,959	175	304,531	87%	$117	$0.0582	79%	$208	$0.0938	91%	177%	161%
LAXSFO	428,140	7,569,593	875	294,910	69%	$86	$0.1768	80%	$100	$0.2372	116%	116%	134%
LAXSJC	390,398	7,901,093	859	264,515	68%	$92	$0.2024	52%	$82	$0.1370	76%	89%	68%
SANSFO	442,930	6,799,032	690	308,527	70%	$99	$0.1535	70%	$108	$0.1682	100%	109%	110%

September 18, 2014

Comparison with Legacy Carriers

					Other Carrier Data			Virgin America Data			Virgin America / Industry
Routes	Available Seat Miles (ASM)	Passenger Revenue (PR)	Passengers (Pax)	Revenue Passenger Miles (RPM)	Load Factor (RPM/ASM)	Fare (TR/Pax)	PRASM (PR/ASM)	Load Factor (RPM/ASM)	Fare (TR/Pax)	PRASM (PR/ASM)	Load Factor	Fare	PRASM
BOSLAX	1,867,853	15,112,792	628	1,639,415	88%	$241	$0.0809	84%	$298	$0.0953	95%	124%	118%
BOSSFO	2,762,914	26,063,888	915	2,472,948	90%	$285	$0.0943	87%	$313	$0.1011	97%	110%	107%
IADLAX	3,864,975	33,516,934	1,398	3,199,041	83%	$240	$0.0867	77%	$259	$0.0873	93%	108%	101%
IADSFO	3,488,592	32,233,780	1,235	2,987,639	86%	$261	$0.0924	76%	$284	$0.0896	89%	109%	97%
DCASFO	306,479	3,068,653	112	274,413	90%	$273	$0.1001	75%	$321	$0.0988	84%	118%	99%
JFKLAS	2,453,800	20,132,362	851	1,913,185	78%	$237	$0.0820	77%	$236	$0.0809	99%	100%	99%
JFKLAX	8,827,154	78,680,255	3,063	7,581,421	86%	$257	$0.0891	85%	$307	$0.1059	99%	119%	119%
JFKSFO	6,914,677	62,403,651	2,267	5,863,044	85%	$275	$0.0902	88%	$294	$0.0997	103%	107%	111%
EWRLAX	4,624,149	39,129,929	1,564	3,838,829	83%	$250	$0.0846	74%	$291	$0.0883	90%	116%	104%
EWRSFO	5,284,005	45,460,992	1,684	4,318,737	82%	$270	$0.0860	70%	$284	$0.0772	85%	105%	90%
LAXPHL	2,392,586	19,089,970	866	2,078,711	87%	$220	$0.0798	67%	$252	$0.0704	77%	114%	88%
PHLSFO	2,790,473	22,466,964	959	2,416,391	87%	$234	$0.0805	78%	$272	$0.0839	90%	116%	104%
DFWLAX	3,671,100	40,237,457	2,559	3,160,768	86%	$157	$0.1096	78%	$183	$0.1153	90%	116%	105%
DFWSFO	2,880,535	27,612,402	1,644	2,406,475	84%	$168	$0.0959	74%	$193	$0.0977	89%	115%	102%
AUSSFO	635,365	7,482,722	375	564,508	89%	$199	$0.1178	77%	$174	$0.0900	87%	87%	76%
LAXORD	5,596,737	52,367,754	2,843	4,960,606	89%	$184	$0.0936	79%	$208	$0.0938	89%	113%	100%
ORDSFO	6,027,356	55,205,090	2,857	5,273,874	87%	$193	$0.0916	73%	$210	$0.0833	84%	109%	91%
FLLSFO	268,010	1,920,096	89	228,973	85%	$217	$0.0716	82%	$264	$0.0838	96%	122%	117%
LAXMCO	1,853,588	16,380,409	723	1,602,116	86%	$227	$0.0884	88%	$218	$0.0866	102%	96%	98%
LAXSJC	287,553	6,148,986	750	230,919	80%	$82	$0.2138	52%	$82	$0.1370	64%	99%	64%
LAXSFO	1,303,063	26,757,397	2,947	993,106	76%	$91	$0.2053	80%	$100	$0.2372	105%	110%	116%
LASSFO	532,690	10,599,428	1,007	416,933	78%	$105	$0.1990	75%	$119	$0.2141	95%	113%	108%
LASLAX	531,035	13,904,401	1,699	400,903	75%	$82	$0.2618	63%	$87	$0.2293	83%	106%	88%
PSPSFO	194,931	4,085,676	389	163,670	84%	$105	$0.2096	61%	$137	$0.1965	72%	130%	94%
SANSFO	511,422	9,489,631	929	415,457	81%	$102	$0.1856	70%	$108	$0.1682	86%	105%	91%
SEASFO	1,438,231	21,945,492	1,830	1,242,630	86%	$120	$0.1526	76%	$124	$0.1396	88%	103%	91%
LAXSEA	2,133,188	24,287,506	1,917	1,828,958	86%	$127	$0.1139	74%	$131	$0.1011	86%	104%	89%
PDXSFO	891,215	12,629,513	1,281	704,277	79%	$99	$0.1417	66%	$95	$0.1130	83%	96%	80%